Exhibit 99.3

PainReform Provides Business Update for the Six Months Ended June 30, 2025

Tel Aviv – October 1, 2025 — PainReform Ltd. (Nasdaq: PRFX), a specialty pharmaceutical company focused on the reformulation of established therapeutics and commercialization of AI-driven solar analytics technologies, today provided a business update for the six months ended June 30, 2025.

Key Highlights:

•	Completed majority investment in LayerBio, adding OcuRing™-K, a breakthrough dropless cataract therapy targeting a ~$9B global market

•	Advanced PRF-110 with ongoing R&D following partially positive efficacy signals in postoperative pain

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Expanded DeepSolar with completion of Smart Energy Management app, acceptance into NVIDIA Connect Program, and successful completion of a 92MW pilot with Econergy that advanced into the Company’s first commercial agreement

•	Reduced net loss to $2.3M vs. $12.8M in prior-year period; maintained $3.5M cash and positive working capital of $1.5M

Ehud Geller, Chairman and interim Chief Executive Officer of PainReform, stated, "The first half of 2025 has been transformational for PainReform as we advanced our dual strategy in specialty pharmaceuticals and renewable energy technologies. On the pharmaceutical side, we strengthened our pipeline with the acquisition of a majority interest in LayerBio and its OcuRing™-K platform, a breakthrough ‘dropless’ therapy designed to address post-surgical pain and inflammation following cataract surgery. Together with continued development work on PRF-110, which demonstrated meaningful efficacy in the early part of the postoperative period, we are expanding our portfolio of non-opioid solutions to meet significant clinical needs in large, global markets."

"In parallel, our DeepSolar division continues to demonstrate strong momentum and commercial promise. Highlights from the first half of the year include the completion of the MyDeepSolar consumer app, acceptance into NVIDIA’s Connect Program to accelerate the development of our DeepSolar Predict forecasting solution, and the successful completion of our 92MW pilot project with Econergy in Romania, which advanced into our first commercial customer agreement. This agreement marks DeepSolar’s transition from pilot stage into its initial phase of commercial deployment. While still in the early stages, this milestone provides a foundation for scaling the platform with additional customers and projects, demonstrating its potential to become a meaningful contributor to long-term growth and shareholder value."

"At the same time, we are committed to maintaining financial discipline and resource efficiency. Operating expenses declined meaningfully compared to the prior year period , and we significantly reduced our net loss while preserving a solid working capital position. As we pursue growth opportunities, we will continue to balance innovation with careful expense management and sound execution. This prudent approach is central to our strategy of building sustainable value across both our healthcare and clean energy businesses."

Business Highlights

Pharmaceutical Programs

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LayerBio Acquisition: In August 2025, PainReform completed its strategic investment in LayerBio, Inc., acquiring a majority equity interest. LayerBio’s lead product candidate, OcuRing™-K, is a sustained-release intraocular ring delivering Ketorolac for pain and inflammation control following cataract surgery. This novel, non-opiate, non-steroidal platform addresses a global market of approximately $9 billion, offering a single-application, safer and compliance-free solution.

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PRF-110: Despite not meeting the primary endpoint in its Phase 3 bunionectomy trial due to data inconsistencies in the final 24-hour period, PRF-110 demonstrated significant efficacy during the first 48 hours post-surgery. PainReform is conducting additional R&D to refine the pharmacokinetic and pharmacodynamic profile and remains committed to advancing the program.

DeepSolar Division

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Smart Energy Expansion: In April 2025, PainReform officially expanded into the Smart Energy Management (SEM) sector, completing the development of MyDeepSolar, a consumer app that optimizes residential solar efficiency through AI-driven analytics.

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NVIDIA Connect Program: In August 2025, DeepSolar was accepted into the NVIDIA Connect Program, providing access to advanced AI tools and frameworks to support the development of DeepSolar Predict, a next-generation solar forecasting tool expected to improve weather prediction accuracy by up to 50%.

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Econergy Pilot and Commercial Transition: In April 2025, the Company launched a 92MW pilot project in Romania with Econergy Renewable Energy. Following successful execution, this engagement advanced into PainReform’s first post-acquisition commercial customer agreement. The agreement marks DeepSolar’s entry into its initial phase of commercial deployment and establishes a foundation for broader customer adoption.

Financial Results for the Six Months Ended June 30, 2025

Research and development expenses were approximately $0.3 million for the six months ended June 30, 2025, compared to approximately $11.4 million for the six months ended June 30, 2024. The decrease was primarily due to the completion of the Phase 3 clinical trial evaluating PRF-110 in 2024.

General and administrative expenses were approximately $1.9 million for the six months ended June 30, 2025, compared to approximately $1.5 million for the six months ended June 30, 2024. The increase was mainly due to higher legal costs and share-based compensation expenses.

Financial income, net, was approximately $52,000 for the six months ended June 30, 2025, compared to approximately $92,000 for the six months ended June 30, 2024. The decrease was primarily due to lower cash balances in 2025.

Net loss for the six months ended June 30, 2025, was approximately $2.3 million, compared to a net loss of approximately $12.8 million for the six months ended June 30, 2024.

As of June 30, 2025, the Company had cash and cash equivalents (including restricted cash) of approximately $3.5 million and a positive working capital of approximately $1.5 million.

About PainReform

PainReform Ltd. (Nasdaq: PRFX) is a company focused on the reformulation of established therapeutics, and a developer of AI-driven energy optimization technologies through its DeepSolar platform. The Company’s pharmaceutical programs leverage a proprietary extended-release drug-delivery system intended to provide prolonged post-surgical pain relief while minimizing the need for repeated dosing and reducing reliance on opioids. Through DeepSolar, PainReform also delivers advanced software solutions that enable both consumers and enterprises to monitor, forecast, and optimize energy consumption—particularly in solar-integrated environments. This dual business model reflects PainReform’s strategic commitment to applying precision technology across high-impact sectors including healthcare and sustainable energy. For more information, please visit www.painreform.com.

Notice Regarding Forward-Looking Statements

This press release contains forward-looking statements about PainReform’s expectations, beliefs and intentions including with respect to the potential of the DeepSolar business unit and the potential of the OcuRing™-K platform t. Forward-looking statements can be identified by the use of forward-looking words such as "believe", "expect", "intend", "plan", "may", "should", "could", "might", "seek", "target", "will", "project", "forecast", "continue" or "anticipate" or their negatives or variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical matters. These forward-looking statements are based on assumptions and assessments made in light of management's experience and perception of historical trends, current conditions, expected future developments and other factors believed to be appropriate. Forward-looking statements in this press release are made as of the date of this press release, and we undertake no duty to update or revise any such statements, whether as a result of new information, future events or otherwise. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties, many of which are outside of our control. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward- looking statements, including, but not limited to, the following: our ability to continue as a going concern, our history of significant losses, our need to raise additional capital and our ability to obtain additional capital on acceptable terms, or at all; our dependence on the success of our initial product candidate, PRF-110 OcuRing™-K, LayerBio Inc.’s lead product candidate, and the commercialization of the DeepSolar solution; the outcomes of preclinical studies, clinical trials and other research regarding PRF-110, OcuRing™-K and future product candidates; our limited experience managing clinical trials; our ability to retain key personnel and recruit additional employees; our reliance on third parties for the conduct of clinical trials, product manufacturing and development; the impact of competition and new technologies; our ability to comply with regulatory requirements relating to the development and marketing of our product candidates; our ability to establish and maintain strategic partnerships and other corporate collaborations; the implementation of our business model and strategic plans for our business and product candidates; the scope of protection we are able to establish and maintain for intellectual property rights and our ability to operate our business without infringing the intellectual property rights of others; the overall global economic environment; our ability to develop an active trading market for our ordinary shares and whether the market price of our ordinary shares is volatile; our ability to maintain our listing on the Nasdaq Capital Market; and statements as to the impact of the political and security situation in Israel on our business, including due to the current war in Israel. More detailed information about the risks and uncertainties affecting us is contained under the heading "Risk Factors" included in the Company's most recent Annual Report on Form 20-F and in other filings that we have made and may make with the Securities and Exchange Commission in the future.

Contact:

Crescendo Communications, LLC
Tel: 212-671-1021
Email: prfx@crescendo-ir.com

Dr. Ehud Geller
Chairman and interim Chief Executive Officer
PainReform Ltd.
Tel: +972-54-4236711
Email: egeller@medicavp.com